File No. 812-14411

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT

TO SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS

AMENDED (THE “ACT”), FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND

(B) OF THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR

AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

In the Matter of:

COLUMBIA FUNDS SERIES TRUST I,

COLUMBIA FUNDS VARIABLE INSURANCE TRUST,

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC and

COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS, INC.

225 Franklin Street

Boston, Massachusetts 02110

File No. 812-14411

Please send all communications, notices and orders to:

Brian D. McCabe, Esq.

Nathan D. Somogie, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199-3600

(617) 951-7801 (phone)

(617) 235-0425 (fax)

Copies to:

Christopher O. Petersen, Esq.

Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, MA 02110

As filed with the Securities and Exchange Commission

on December 24, 2015

THIS DOCUMENT (INCLUDING EXHIBITS) CONTAINS 19 PAGES.

I.    INTRODUCTION

Columbia Funds Series Trust I and Columbia Funds Variable Insurance Trust, Columbia Management Investment Advisers, LLC (the “Adviser”) and Columbia Management Investment Distributors, Inc. (the “Distributor”) (collectively referred to as the “Applicants”) submit this second amended and restated application (the “Application”) with the Securities and Exchange Commission (the “Commission”) requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and 17(a)(2) of the Act.1

Applicants request that the order sought herein apply also to each existing and each future series of Columbia Funds Series Trust I and Columbia Funds Variable Insurance Trust, and to each existing and each future registered open-end management investment company or series thereof which is advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser and which is part of the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as Columbia Funds Series Trust I and Columbia Funds Variable Insurance Trust (each, a “Fund” and collectively, the “Funds”).2

II.    REQUESTED RELIEF

A.    Investments in Underlying Funds by Funds of Funds

Applicants seek an order under Section 12(d)(1)(J) of the Act, exempting them from the limitations set forth in Sections 12(d)(1)(A) and (B) of the Act to permit: (a) a Fund that operates as a “fund of funds” (each, a “Fund of Funds”) to acquire shares of (i) registered open-end management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds (the “Unaffiliated Investment Companies”) and unit investment trusts (“UITs”) that are not part of the same “group of investment companies” as the Fund of Funds (“Unaffiliated Trusts” and together with the Unaffiliated Investment Companies, “Unaffiliated Funds”)3 and/or (ii) registered open-end management investment companies or UITs that are part of the same “group of investment companies” as the Fund of Funds (collectively, “Affiliated Funds,” and together with the Unaffiliated Funds, “Underlying Funds”) and (b) each Underlying Fund that is a

[1]	The Adviser has previously received an exemptive order from the Commission that allows the Adviser to invest in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act while investing in underlying funds and other securities in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. See Columbia Funds Series Trust, et al. Investment Company Act Rel. No. 28896 (Sept. 4, 2009) (Notice); Investment Company Act Rel. No. 28936 (Sept. 30, 2009) (Order).
[2]	All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.
[3]

Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have obtained exemptive relief from the Commission to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange traded funds (“ETFs”).

registered open-end management investment company or series thereof, any principal underwriter for the Underlying Fund, and any broker or dealer registered under the Exchange Act to sell shares of the Underlying Fund to the Fund of Funds in amounts in excess of limits set forth in Section 12(d)(1)(B).4 Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) to exempt applicants from Section 17(a) to the extent necessary to permit Underlying Funds to sell their shares to Funds of Funds and redeem their shares from Funds of Funds.

III.    THE APPLICANTS

A.    The Funds

Columbia Funds Series Trust I, organized as a Massachusetts business trust, is registered under the Act as an open-end management investment company. Columbia Funds Series Trust I currently offers shares of 44 series, which each pursues different investment objectives and principal investment strategies. Columbia Funds Variable Insurance Trust, organized as a Massachusetts business trust, is registered under the Act as an open-end management investment company. Columbia Funds Variable Insurance Trust currently offers shares of 15 series, which each pursues different investment objectives and principal investment strategies. Shares of the series of Columbia Funds Variable Insurance Trust are not offered directly to the public. Shares of such Funds may be offered to separate accounts (that may or may not be registered as investment companies under the Act) funding variable annuity contracts and variable life insurance policies issued by affiliated and unaffiliated life insurance companies as well as qualified pension and retirement plans and other qualified institutional investors authorized by the Distributor.

Certain Underlying Funds may invest up to 25% of their assets in one or more wholly-owned and controlled subsidiaries of the Underlying Fund (or more than 25% of their assets, for subsidiaries that are treated as disregarded entities for U.S. federal income tax purposes) that are (1) organized under the laws of the Cayman Islands as an exempted company or under the laws of another non-U.S. jurisdiction (each, a “Non-U.S. Sub”) in order to invest in commodity-related instruments and certain other instruments; or (2) organized under the laws of the State of Delaware or another state within the United States of America (each, a “Domestic Sub” and collectively, together with the Non-U.S. Subs, the “Subsidiaries”) in order to invest, directly or indirectly through the use of derivatives, almost entirely in securities, with only a de minimis exposure to commodity interests. For an Underlying Fund that invests in a Subsidiary, the same investment adviser (the “Underlying Fund Adviser”) serves as investment adviser to both the Underlying Fund and the Subsidiary. Subadvisers to an Underlying Fund will serve as subadvisers only to its Non-U.S. Sub or to its Domestic Sub, but not to both. The Non-U.S. Subs are created for tax purposes in order to ensure that the Underlying Fund remains qualified as a regulated investment company for U.S. federal income tax purposes. The Domestic Subs are not expected to be commodity pools subject to regulation by the Commodity Futures Trading Commission. Thus, the Domestic Subs are created in order to enable any subadviser to the Domestic Subs to avoid registration as a commodity trading adviser with the Commodity Futures Trading Commission.

[4]	In accordance with Condition 11, certain of the Underlying Funds may in the future pursue their investment objective through a master-feeder arrangement in reliance on section 12(d)(1)(E) of the Act. A registered management investment company that operates as a “fund of funds” and is not part of the same “group of investment companies” within the meaning of Section 12(d)(1)(G)(ii) of the Act may not invest in an Underlying Fund that operates as a feeder fund unless the Underlying Fund is part of the same group of investment companies (as defined in section 12(d)(1)(G)(ii) of the Act) as its corresponding master fund.

B.    Columbia Management Investment Advisers, LLC

The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Minnesota limited liability company and serves as investment adviser for each Fund. The Adviser is a wholly-owned subsidiary of Ameriprise Financial, Inc. (“Ameriprise”), a holding company that primarily conducts business through its subsidiaries to provide financial planning, products and services. The Adviser manages the Funds’ assets, including buying and selling portfolio securities. The Adviser employs various investment advisers, each registered as such under the Advisers Act, as subadvisers to manage certain of the Funds (each, a “Subadviser”).5

C.    Columbia Management Investment Distributors, Inc.

The Distributor is a Delaware corporation and is registered as a broker-dealer under the Securities Exchange Act of 1934 (the “Exchange Act”), and as a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Distributor is an affiliate of the Adviser and is an indirect, wholly-owned subsidiary of Ameriprise. The Distributor serves as the principal underwriter and distributor of shares of the Funds.

IV.    LEGAL ANALYSIS

A.    Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits, in relevant part, a registered investment company (an “acquiring company”) from acquiring shares of an investment company (an “acquired company”) if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s total outstanding voting stock, or if the sale will cause more than 10% of the acquired company’s total outstanding voting stock to be owned by investment companies generally.

[5]	The Adviser has also previously received an exemptive order from the Commission that allows the Adviser to appoint and replace subadvisers on behalf of the Funds without shareholder approval pursuant to a “manager of managers” structure. See AXP Market Advantage Series, Inc., et al. Investment Company Act Rel. No. 25619 (June 19, 2002) (Notice); Investment Company Act Rel. No. 25664 (July 16, 2002) (Order).

Section 12(d)(1)(G) of the Act provides that Section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same “group of investment companies”; (ii) the acquiring company holds only securities of acquired companies that are part of the same “group of investment companies,” government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or (G) of the Act.

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.6

B.    Sections 17(a), 17(b) and 6(c)

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person, in relevant part, as (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved, as recited in its registration statement and reports filed under the Act; and (c) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because multiple transactions could occur between a Fund of Funds and an Underlying Fund, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c) with respect to any transaction or series of transactions after a Fund of Funds owns 5% or more of the outstanding voting shares of an Underlying Fund.

[6]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44.

C.     Investments by Funds of Funds in Unaffiliated Funds

1. Section 12(d)(1)(J). The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B).7 Applicants agree to conditions that adequately address these concerns. Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a. No Undue Influence. Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report. The PPI Report also expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds. The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur. Applicants submit that the proposed arrangement will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Unaffiliated Funds.

Condition 1 contains measures designed to limit the control that a Fund of Funds may have over an Unaffiliated Fund. Condition 1 prohibits the Adviser, any person controlling, controlled by, or under common control with the Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Adviser or any person controlling, controlled by, or under common control with the Adviser (the “Advisory Group”) from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The same prohibition would apply to any Subadviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds, any person controlling, controlled by, or under common control with the Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by, or under common control with the Subadviser (the “Subadvisory Group”).

Applicants further state that condition 2 precludes a Fund of Funds or the Adviser, any Subadviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter, and principal underwriter and any person controlling, controlled by or under common control with any

[7]	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 892 Cong., 2d Sess., 311-324 (1966) (the “PPI Report”).

of those entities (each, an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Subadviser, or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, Subadviser, member of an advisory board, or employee is an affiliated person (each, an “Underwriting Affiliate,” except that any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

To further assure that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the requested order, prior to a Fund of Funds’ investment in the shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”). Applicants note that an Unaffiliated Investment Company (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.8

b. No Excessive Layering of Fees. Applicants do not believe that the proposed arrangement will involve excessive layering of fees. To assure that the investment advisory or management fees are not duplicative, Applicants state that, in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of the Fund of Funds, including a majority of the trustees who are not “interested persons,” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s or Subsidiary’s advisory contract(s). Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Fund of Funds. Applicants further state that the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, in connection with the investment by the Fund of Funds in the Unaffiliated Fund, subject to certain exceptions noted in Condition 10. Applicants also state that with respect to registered separate accounts that invest in an Unaffiliated Fund of Funds, no sales load will be charged at the Unaffiliated Fund of Funds level, at the Underlying Fund level or at the Subsidiary level.9

[8]	An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.
[9]	Applicants represent that each Unaffiliated Fund of Funds that enters into a Participation Agreement (as defined above) will represent therein that no insurance company sponsoring a registered separate account funding variable insurance contracts will be permitted to invest in the Unaffiliated Fund of Funds unless the insurance company has certified to the Unaffiliated Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Unaffiliated Fund of Funds, including fees and charges at the separate account, Unaffiliated Fund of Funds and Underlying Fund levels, will be reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the insurance company.

Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.10

c. Structure is Not Overly Complex. Applicants state that the proposed arrangement will not create an overly complex fund structure because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions; or (d) invests in a Subsidiary that is a wholly-owned and controlled subsidiary of the Underlying Fund as described in the Application.

As noted above, certain of the Underlying Funds may invest up to 25% of their assets in a Non-U.S. Sub for the purpose of assuring that the Underlying Funds continue to qualify as regulated investment companies (“RICs”) under Subchapter M of the Internal Revenue Code and/or may invest their assets in a Domestic Sub.11 The use of a Subsidiary in this limited context and for these limited purposes does not raise the concerns about undue influence, layering of fees and complex structures that Section 12(d)(1) was designed to prevent. Applicants represent that: (1) an Underlying Fund is the sole and legal beneficial owner of its Subsidiaries, which addresses any concerns regarding pyramiding of voting control as a means of undue influence; (2) the Underlying Fund Adviser will manage the investments of both an Underlying Fund and its Subsidiaries, thus further eliminating any concerns over undue influence by the Adviser; (3) each Underlying Fund is aware that its investment in a Non-U.S. Sub enables the Underlying Fund to continue to qualify as a RIC, and that its investment in a Domestic Sub enables the pool operators of the Domestic Sub to be exempt from registration as

[10]	Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.
[11]

Applicants represent that the 25% limit described in this section applies across all Non-U.S. Subs of an Underlying Fund in the aggregate that are in the same, similar or related trades or businesses for U.S. federal income tax purposes.

such with the Commodity Futures Trading Commission with respect to the Domestic Sub;12 and (4) there is no inappropriate layering of fees and expenses as a result of an Underlying Fund investing in a Subsidiary. An Underlying Fund that invests in a Subsidiary will consolidate its financial statements with the Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the Act, an Underlying Fund will deem the assets, liabilities and indebtedness of a Subsidiary in which the Underlying Fund invests as its own. In addition, the expenses of the Subsidiary are included in the total annual fund operating expenses in the prospectus of the relevant Underlying Fund. Because of the nature of their holdings, Non-U.S. Subs do not rely on Sections 3(c)(1) or 3(c)(7) of the Act to exempt them from registration as investment companies. Nonetheless, for the avoidance of doubt, Applicants request that, as provided in condition 11 below, these types of investments be permitted even if they did rely on those Sections.

2. Section 17(a). Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Applicants state that the Funds of Funds and the Affiliated Funds might be deemed to be under common control of the Adviser and therefore affiliated persons of one another. Applicants also state that the Funds of Funds and the Unaffiliated Funds might be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Unaffiliated Fund’s outstanding voting securities. In light of these and other possible affiliations, Section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

[12]	The Domestic Subs are not expected to be commodity pools subject to regulation by the Commodity Futures Trading Commission. Thus, the Domestic Subs are created in order to enable any subadviser to the Domestic Subs to avoid registration as a commodity trading adviser with the Commodity Futures Trading Commission.

Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 17(b) and 6(c) of the Act as the terms are fair and reasonable and do not involve overreaching.13 Applicants state that the terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.14 Applicants also state that the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act.

V.     PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission has granted exemptive orders to other mutual fund complexes who sought relief for fund of funds arrangements with affiliated and unaffiliated investment companies, and whose requests for relief included conditions substantially similar to those included in this Application. Reference is made to Realty Capital Income Funds Trust, et al. (“Realty Capital”), Investment Company Act Rel. No. 31458 (Feb. 18, 2015) (Notice), Investment Company Act Rel. No. 31506 (Mar. 17, 2015) (Order) (the “Realty Capital Order”). Realty Capital requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A), (B) and (C) of the Act, under Sections 6(c) and 17(b) from Section 17(a) of the Act, and under Section 6(c) from Rule 12d1-2(a) under the Act. The Realty Capital Order permitted Realty Capital funds of funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The Realty Capital Order also allowed funds of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Reference is made to Great-West Funds, Inc. et al. (“Great-West Funds”), Investment Company Act Rel. No. 31262 (Sept. 24, 2014) (Notice), Investment Company Act Rel. No. 31295 (Oct. 20, 2014) (Order) (the “Great-West Funds Order”). The Great-West Funds Order permitted Great-West Funds funds of funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The Great-West Funds Order also allowed funds of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

[13]	Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of a Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.
[14]	Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Unaffiliated Fund. To the extent that a Fund of Funds purchases or redeems shares from an ETF that is an affiliated person of the Fund of Funds in exchange for a basket of specified securities as described in the Application for the exemptive order upon which the ETF relies, Applicants also request relief from Section 17(a) for those in-kind transactions. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF is also an investment adviser to the Fund of Funds.

Reference is also made to Forum Funds II, et al., Investment Company Act Rel. No. 31407 (Jan. 6, 2015) (Notice), Investment Company Act Rel. No. 31443 (Feb. 3, 2015) (Order); Wilshire Mutual Funds, Inc. et al., Investment Company Act Rel. No. 31381 (Dec. 16, 2014) (Notice), Investment Company Act Rel. No. 31456 (Feb. 12, 2015) (Order); Elkhorn Investments, LLC and Elkhorn ETF Trust, Investment Company Act Rel. No. 31363 (Dec. 2, 2014) (Notice), Investment Company Act Rel. No. 31401 (Dec. 29, 2014) (Order); AllianceBernstein Cap Fund, Inc., et al., Investment Company Act Rel. No. 31332 (Nov. 6, 2014) (Notice), Investment Company Act Rel. No. 31364 (Dec. 3, 2014) (Order); BNY Mellon Funds Trust, et al., Investment Company Act Rel. No. 31245 (Sept. 9, 2014) (Notice), Investment Company Act Rel. No. 31279 (Oct. 7, 2014) (Order); Absolute Shares Trust, et al., Investment Company Act Rel. No. 31079 (June 12, 2014) (Notice), Investment Company Act Rel. No. 31150 (July 8, 2014) (Order); Credit Suisse Asset Management, LLC, et al., Investment Company Act Rel. No. 30144 (July 20, 2012) (Notice), Investment Company Act Rel. No. 30169 (Aug. 15, 2012) (Order); and AQR Capital Management, LLC, et al., Investment Company Act Rel. No. 30128 (July 3, 2012) (Notice), Investment Company Act Rel. No. 30153 (July 26, 2012) (Order). Each of these applications requested similar relief to that requested by the Applicants.

VI.	APPLICANTS’ CONDITIONS:

Investments by Funds of Funds in Underlying Funds

Applicants agree that the relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1. The members of an Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of a Subadvisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the Unaffiliated Fund, then the Advisory Group or the Subadvisory Group (except for any Advisory Group or Subadvisory Group that is a separate account funding variable insurance contracts) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. A registered separate account funding variable insurance contracts will seek voting instructions from its contract holders and will vote its shares in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An unregistered separate account funding variable insurance contracts will either (i) vote its shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund’s shares; or (ii) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its Adviser and any Subadviser(s) to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4. Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6. The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7. Each Unaffiliated Investment Company shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate’s members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8. Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9. Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund or Subsidiary in which the Fund of Funds may invest. Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Fund of Funds.

10. The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadviser, or an affiliated person of the Subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the Subadviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11. No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions; or (d) invests in a Subsidiary that is a wholly-owned and controlled subsidiary of the Underlying Fund as described in the Application. Further, no Subsidiary will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes. No Underlying Fund’s investment in a Subsidiary will result in the imposition of duplicative investment advisory fees.

12. Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to fund of funds set forth in NASD Conduct Rule 2830.

VII.	REQUEST FOR ORDER

Applicants request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

Applicants have caused this Application to be duly signed on their behalf on the 22nd day of December, 2015.

COLUMBIA FUNDS SERIES TRUST I and COLUMBIA FUNDS VARIABLE INSURANCE TRUST

By:	/s/ Tara Tilbury
Name:	Tara Tilbury
Title:	Assistant Secretary

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

By:	/s/ William F. Truscott
Name:	William F. Truscott
Title:	President

COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS, INC.

By:	/s/ William F. Truscott
Name:	William F. Truscott
Title:	Chief Executive Officer

EXHIBIT INDEX

A.    Verifications

1. Verification of Columbia Funds Series Trust I and Columbia Funds Variable Insurance Trust

2. Verification of Columbia Management Investment Advisers, LLC

3. Verification of Columbia Management Investment Distributors, Inc.

B.    Resolutions of the Board of the Funds

Exhibit A-1

Verification

The undersigned states that she has duly executed the attached application on December 22, 2015 for and on behalf of Columbia Funds Series Trust I and Columbia Funds Variable Insurance Trust (“the Funds”); that she is the Assistant Secretary of the Funds; and that all actions by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Tara Tilbury
Name: Tara Tilbury Title: Assistant Secretary

Exhibit A-2

Verification

The undersigned states that he has duly executed the attached application on December 22, 2015 for and on behalf of Columbia Management Investment Advisers, LLC (“CMIA”); that he is the President of CMIA; and that all actions by members, managers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ William F. Truscott
Name: William F. Truscott Title: President

Exhibit A-3

Verification

The undersigned states that he has duly executed the attached application on December 22, 2015 for and on behalf of Columbia Management Investment Distributors, Inc. (“CMID”); that he is the Chief Executive Officer of CMID; and that all actions by members, managers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ William F. Truscott
Name: William F. Truscott Title: Chief Executive Officer

Exhibit B

Resolutions of Columbia Funds Series Trust I and Columbia Funds Variable Insurance Trust (the “Funds”)

VOTED:	That, upon recommendation of the Advisory Fees and Expenses Committee, the filing of an application for an exemptive order to permit the Funds to invest in investment companies that are not in the same group of investment companies in excess of the limits set forth in Section 12(d)(1) of the Investment Company Act be, and it hereby is, authorized.

VOTED:	That, upon recommendation of the Advisory Fees and Expenses Committee, the Board, including a majority of the Independent Trustees, hereby determines that the advisory fees charged under the Investment Management Services Agreement between the Trust, on behalf of each Fund that invests in underlying mutual funds, including ETFs, and Columbia Management Investment Advisers, LLC are for services provided in addition to, rather than services that are duplicative of, services provided under the advisory agreements of the underlying mutual funds or ETFs.